[FIRST MERCHANTS LETTERHEAD]

November 18, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance

Attention: Jessica Livingston and Kevin Vaughn

Mail Stop-4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: First Merchants Corporation Form S-4 filed September 24, 2008 (File No. 333-153656), Form 10-K for Fiscal Year Ended December 31, 2007 and Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008, respectively (File No. 000-17071)

Ladies and Gentlemen:

This correspondence is First Merchants Corporation’s (“First Merchants’”) supplemental response to comments received from the Securities and Exchange Commission (“SEC”) on November 7, 2008 and November 14, 2008 regarding document revisions for its Form S-4 referenced above and for future filings of First Merchants’ Forms 10-K and 10-Q. Our responses were incorporated into a Pre-Effective Amendment No. 3 filed contemporaneously herewith. For your ease of reference, we have enclosed a marked draft of the Pre-Effective Amendment No. 3 highlighting all revisions from the Pre-Effective Amendment No. 2. In addition, the responses contained in this cover letter are also keyed to your comments for your convenience.

November 7, 2008 Comment Letter

Form S-4

Prior Comment 9

Comparative rights of First Merchants Shareholders and Lincoln Shareholders

1. We note the expanded disclosure in the body of the document. Please briefly state in the summary, preferably in tabular format, the most substantial material differences in shareholder rights resulting from the merger.

The summary on pages 12-15 has been revised to include the most substantial material differences in tabular format.

Material U.S. Federal Income Tax Consequences, page 59

2. State clearly that the discussion “is” the opinion of counsel, if a “short-form” opinion is filed, or is a summary of the opinion of tax counsel, if full opinions are filed. Currently your Item 601 tax opinion and the disclosures in the document seem to overlap each other, without one clearly being the full opinion. If the discussion in the document “is” the opinion, it should include all the qualifications and limitations and the exhibit 8 opinion should be in “short form” merely confirming the opinion in the document. Or you may file the full opinion as exhibit 8 and summarize it in the document discussion, clearly stating that the discussion is a summary of the filed opinion.

Exhibit 8.1 has been revised to become a “short-form” opinion and page 63 of the proxy statement-prospectus has been revised to state that, in the opinion of Bingham McHale LLP, the discussion contained under the heading “Material U.S. Federal Income Tax Consequences” is accurate in all material respects.

November 14, 2008 Comment Letter

Unaudited Pro Forma Combined Consolidated Financial Information, page 64

1. Please revise to delete income statement adjustment 21 as it is not appropriate to make adjustments to remove charges from the historical financial statements of the acquirer or the target. In lieu of make adjustments to the pro forma financial statements for this item, you may provide appropriate clarifying disclosure in the footnotes to the pro forma financial statements.

The pro forma financial information has been revised on pages 17, 22, 70 and 73 to reflect the requested adjustment. Footnote 21 on page 76 has also been deleted.

Recent Developments, page 101

2. We note your disclosure that as a result of the merger agreement, an impairment analysis of goodwill was triggered. It appears that the merger agreement would have also triggered an impairment analysis of your core deposit intangibles under SFAS 144. Please tell us if you performed an impairment analysis on core deposit intangibles as a result of the merger agreement and, if you did, how you determined they were not impaired. If you did not perform an impairment analysis, tell us why you did not.

In connection with the execution of the merger agreement, Lincoln did evaluate the core deposits intangible asset for impairment in accordance with Statements of Financial Accounting Standards Nos. 142 and 144. This evaluation involved analyzing the estimated discounted cash flows to be derived from the core deposits remaining from the acquisitions previously consummated by Lincoln through the anticipated merger date as well as applying the estimated sales proceeds to be allocated to the core deposits intangible asset from the merger with First Merchants. This analysis indicated that there was no impairment to the carrying value of the core deposits intangible currently recorded by Lincoln.

Critical Accounting Policies, page 104

Allowance for Loan Losses, page 104

3. We note your disclosure that loss rates on consumer installment and residential mortgage loans are based on the average net charge-off estimated by category. Please tell us and revise your future filings the number or periods over which you develop these averages and how they consider the significant deterioration of mortgages in recent periods.

The following disclosure will be added to Lincoln’s future filings:

Lincoln’s allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance. The historical loss rates used in this analysis include a 17 quarter average as well as analysis by worst quarter experienced. This 17 quarter period represents the period since Lincoln’s merger with First Bank. The rationale for this being the starting point for Lincoln’s historical component is that its business model changed from a traditional savings and loan to a commercial bank focus at that time. It is Lincoln’s intent to build a 20 quarter average and then begin a rolling 20 quarter moving average. As noted above, certain qualitative adjustments are made to the historical component of the reserve analysis and qualitative factor adjustments were added to the historical reserve for all classifications of loans at September 30, 2008 including mortgage loans.

Lincoln’s mortgage loan products have experienced modest increases in delinquencies and Lincoln’s charge-offs have remained extremely low though September 30, 2008. Lincoln did not participate in any “sub-prime” mortgage lending. In addition, central Indiana property values generally have not declined to the extent of other parts of the country. These factors have combined to minimize the loss impact from Lincoln’s mortgage portfolio. Further deterioration in the national economy and/or the central Indiana economy could affect this analysis in the future.

Asset Quality, page 119

4. We note your disclosure that a substantial portion of the increase in non-performing loans was attributable to a single credit that you are closely monitoring. With a view toward providing greater transparency regarding this credit and its impact on the related statistics as disclosed at September 30, 2008, please provide us with quantified information on this credit, including the full amount of the credit, the amount identified as non-performing, and the amount of the allowance for loan losses attributable to it. Please provide us with the background and timeline associated with this credit. We note, for instance, the increase an in non-performing loans total loans of approximately 76% with an increase in the allowance for loan losses to non-performing loans of approximately 33%.

A substantial portion of this increase was related to one specific relationship that had been considered in our analysis of the allowance for loan losses at March 31, 2008 and provided accordingly through additional provision at that time. The amount of this credit totals $2.2 million and it is comprised of two loans. Each of these loans is secured by a commercial property that is leased on a long-term basis to two individual national chain restaurants. These two loans matured in February and March of 2008. Beginning in June 2008, the rental income from these leases is being paid directly to the bank. This payment exceeds the amount required to satisfy the monthly interest obligation on each of these loans. The properties are in foreclosure and a sheriff’s sale is in the process of being scheduled. An outside party has indicated interest in purchasing both properties once the sheriff’s sale is complete. As a result of the past due status these credits are included in our non-performing asset totals. Also, as a result of their past due status these credits are included in a higher reserve allocation. The total allocation of the reserve for these two credits totals $100,000. This reserve on these two credits was considered adequate at September 30, 2008 due to the performing leases in place as well as the potential buyer once the sheriff’s sale is completed. Excluding these two well collateralized loans, nonperforming loans would have increased by $3.1 million or 39% compared to the increase in our allowance of 33%.

Lincoln Bancorp and Subsidiary Financial Statements, beginning on page F-1

Note 2. Investment Securities, page F-35

5. Please provide us and revise future filings to include a more detailed discussion of how you determined that your positions in corporate obligations where not other-than-temporarily impaired considering both the severity and the duration of the unrealized loss at September 30, 2008.

The following disclosure will be added to Lincoln’s future filings:

Lincoln’s unrealized losses on corporate obligations relate primarily to its investment in trust preferred securities. The unrealized loss on trust preferred securities was approximately 99.24% of the total unrealized losses on corporate obligations as of September 30, 2008. The decline in value is attributable to temporary illiquidity and the financial crisis affecting these markets and not the expected cash flows of the individual securities. Due to the illiquidity in the market, it is unlikely that

Lincoln would be able to recover its investment in these securities if Lincoln sold the securities at this time. Lincoln has analyzed the cash flow characteristics of the securities and this analysis included utilizing the most recent trustee reports and any other relevant market information including announcements of deferrals or defaults of trust preferred securities. Because Lincoln has the intent and ability to hold these securities until a recovery of fair value, which may be at maturity, and has determined that there was no adverse change in the cash flow as viewed by a market participant, Lincoln does not consider these investments to be other-than-temporarily impaired at September 30, 2008.

Note 4. Disclosures About Fair Values of Assets and Liabilities, page F-37

6. Please provide use and revise future filings to include an expanded discussion of the specific methods and assumptions you used to value your Level 2 and Level 3 assets. Refer to paragraphs 32(e) and 39 of SFAS 157.

The following disclosure will be added to Lincoln’s future filings:

Third party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities (Level 2). Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather relying on the investment securities’ relationship to other benchmark quoted investment securities. Any investment security not valued based upon the methods above are considered Level 3.

The fair value for impaired loans is measured based on the value of the collateral securing those loans and is determined using several methods. The fair value of real estate is generally determined based on appraisals by qualified licensed appraisers. The appraisers typically determine the value of the real estate by utilizing an income or market valuation approach. If an appraisal is not available, the fair value may be determined by using a cash flow analysis. Fair value on other collateral such as business assets is typically valued by using the financial information such as financial statements and aging reports provided by the borrower and is discounted as considered appropriate.

First Merchants Corporation

Form 10-Q for the Period Ended September 30, 2008

Note 3. Disclosures About Fair Values of Assets and Liabilities, page 11

7. Please provide use and revise future filings to include an expanded discussion of the specific methods and assumptions you used to value your Level 2 and Level 3 assets. Refer to paragraphs 32(e) and 39 of SFAS 157.

The following disclosure will be added to First Merchants’ future filings:

Third party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities (Level 2). Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather relying on the investment securities’ relationship to other benchmark quoted investment securities. Any investment security not valued based upon the methods above are considered Level 3.

The fair value for impaired loans is measured based on the value of the collateral securing those loans and is determined using several methods. The fair value of real estate is generally determined based on appraisals by qualified licensed appraisers. The appraisers typically determine the value of the real estate by utilizing an income or market valuation approach. If an appraisal is not available, the fair value may be determined by using a cash flow analysis. Fair value on other collateral such as business assets is typically valued by using the financial information such as financial statements and aging reports provided by the borrower and is discounted as considered appropriate.

Note 4. Investment Securities, page 13

8. We note the other-than-temporary impairment recognized on Federal Home Loan Mortgage Corporation preferred stock. Please tell us and revise future filings to clearly disclose your total investment in these securities. Discuss the facts and circumstances that resulted in the recognition of the impairment, clarifying why the third quarter was the appropriate period to recognize it.

The following disclosure will be added to First Merchants’ future filings:

First Merchants owns shares of a series of preferred stock issued by the Federal Home Loan Mortgage Corporation (“FHLMC”). On September 7, 2008, the Federal Housing Finance Agency (“FHFA”) was appointed as conservator of FHLMC, and the U.S. Treasury Department disclosed that it had entered into a Senior Preferred Stock Purchase Agreement with FHLMC, contemplating an investment of up to $100 billion. The senior preferred stock has a liquidation preference senior to all FHLMC stock, including the series of preferred stock held by First Merchants. In addition, the terms of the senior preferred stock prohibit FHLMC from declaring or paying any dividend or making any other distribution with respect to any stock other than the senior preferred stock without the consent of the U.S. Treasury Department. In connection with the appointment of the FHFA as conservator, the FHFA announced that it was eliminating the payment of all future dividends on all FHLMC stock, including dividends on the series of preferred stock that First Merchants owns. After assessing these events, on September 30, 2008, First Merchants recorded an other-than-temporary impairment write-down of $1,458,000 related to its investments in the preferred securities issued by FHLMC. This amount represents the difference between the amortized cost ($1,500,000) and the fair value ($42,000) at September 30, 2008.

9. Please provide us and revise future filings to include a more detailed discussion of how you determined that your positions in marketable equity securities where not other-than-temporarily impaired considering both the severity and the duration of the unrealized loss at September 30, 2008.

The following disclosure will be added to First Merchants’ future filings:

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. There are no securities classified within Level 1 of the hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include marketable equity securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include mortgage-backed securities and corporate obligations.

First Merchants has certain securities that have had a drop in fair market value as a result of the widening in market spreads that many sectors have experienced in recent months. Management has determined that these securities are not deemed to be other-than-temporarily impaired because: (a) the drop in market value is a result of illiquidity in the current market rather than poor performance and (b) there has not been an adverse change in future cash flows of the securities.

First Merchants conducted this examination of its positions in marketable equity securities in order to determine they were not other-than-temporarily impaired.

In closing, First Merchants acknowledges that:

•	First Merchants is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	First Merchants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Hardwick
Mark Hardwick,
Executive Vice President Chief Financial Officer
First Merchants Corporation